UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
January 03, 2008
Harmony Gold Mining Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

Johannesburg. Friday, 14 December 2007. Harmony Gold Mining Company Limited (Harmony) has filed its annual report for the financial year ending 2007 on Form 20-F with the US Securities and Exchange Commission and has posted it on the website www.harmony.co.za or on link http://www.harmony.co.za/im/fin_i.asp.
Holders of Harmony’s American Depositary Receipts can request copies of the company’s annual financial statements, free of charge, from the investor relations department at corporate@harmony.co.za.
ends.
Issued by Harmony Gold Mining Company Limited
14 December 2007
For more details contact:
Graham Briggs Acting Chief Executive
on +27(0)11 411 2012 +27 (0) 83 265 0274
or
Amelia Soares General Manager, Investor Relations
on +27 (0) 11 411 2314 or +27 (0)82 654 9241
Corporate Office: Randfontein Gold Mine P O Box 1 Randfontein 1796 South Africa
T +27 (11) 411 2000
For the comprehensive set of results please visit www.harmony.co.za
JSE: HAR HAR NYSE: HMY NASDAQ: HMY ISIN No.: ZAE000015228

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: January 03, 2008
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott

Title: Interim Financial Director